EXHIBIT (a)(5)

                                     FORM OF
             CONFIRMATION OF RECEIPT OF ELECTION TO EXCHANGE OPTIONS

TO:      [Optionholder]
FROM:    Mark Murano, Vice President Human Resources, BriteSmile, Inc.
RE:      Confirmation of Receipt of Election to Exchange Options
         ("Confirmation")

         This notice confirms that we have received your Election Form on [Date]and that you elected to exchange ____________ options exercisable for an aggregate of ____________ shares of our Common Stock pursuant to the terms and conditions of the Offer to Exchange Certain Outstanding Options for New Options dated August 20, 2002 (the "Offer to Exchange"). Pursuant to the Offer to Exchange and the Election Form, unless you otherwise rescind your election on or before 5:00 p.m. Pacific Time, on September 19, 2002 (or, if we extend the offer, before 5:00 p.m. Pacific Time, on the last day of the extended offer period), we will cancel all eligible options that you have tendered for exchange on September 20, 2002. The new options will be granted on or about March 24, 2003 and priced equal to the closing sales price as quoted on Nasdaq on that date, subject to the terms of the offer and your having the same Service Status on the date of grant of the new options as you had on the date the options you tendered for exchange are cancelled. If you have any questions, or if you did not intend to submit this election, please contact me. As a reminder, this election is not revocable after 5:00 p.m. Pacific Time, on September 19, 2002, unless we fail to cancel your eligible options by October 16, 2002 and have not previously accepted your tendered options for cancellation. Terms used and not otherwise defined in this Confirmation that are defined in the Offer to Exchange shall have the meanings set forth in the Offer to Exchange.

         To change your election regarding particular tendered options while continuing to elect to participate in the offer, you must deliver a signed and dated new Election Form, with the required information, following the procedures described in the Offer to Exchange on or before September 19, 2002 or, if the offer is extended, before the expiration of the extended offer. Upon the receipt of such a new, properly signed and dated Election Form, any previously submitted Election Form or Notice to Change Election From Accept to Reject Form will be disregarded and will be considered replaced in full by the new Election Form.

         You may change your election and reject the offer by submitting a Notice to Change Election From Accept to Reject Form (in which case you will be withdrawing your election to participate in the offer with respect to ALL of your option grants and will not receive any new options).

Thank you,


Mark Murano